As filed with the Securities and Exchange Commission on November 15, 2000


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    AMERICAN TELESOURCE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   74-2849955
                    (I.R.S. Employer Identification Number)

           6000 Northwest Parkway, Suite 110 San Antonio, Texas 78249
                                 (210) 547-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Arthur L. Smith, Chief Executive Officer
           6000 Northwest Parkway, Suite 110 San Antonio, Texas 78249
                                 (210) 547-1000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration statement.

If only the securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. /__/

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / X /
                                               ---

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /___/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /___/

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /___/

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                           Proposed
                                                           Maximum           Proposed
               Title of                      Amount        Offering           Maximum          Amount of
              Securities                     To be          Price            Aggregate        Registration
           To be Registered                Registered     Per Share        Offering Price         Fee
                                               (1)           (2)               (1)(2)
----------------------------------------------------------------------------------------------------------
Resale of common stock issuable upon
 conversion of convertible preferred
 stock                                     12,121,212           $1.50          $18,181,818       $4,800.00
----------------------------------------------------------------------------------------------------------
Resale of common stock issuable upon
 exercise of warrants granted as
 finder's fee                                 175,000           $1.50          $   262,500       $   69.30
----------------------------------------------------------------------------------------------------------
Resale of common stock issued upon
 the exercise of warrants                   7,272,728           $1.50          $10,909,092       $2,880.00
==========================================================================================================

(1) For purposes of estimating the number of shares of common stock to be included in this Registration Statement, the registrant calculated 200% of the number of shares of common stock issuable in connection with the conversion of the Company's Series E Convertible Preferred Stock (based on a conversion price of $1.65 which is 120% of the closing bid price on October 12, 2000) and the exercise of the Warrants. In addition to the shares set forth in the table, the amount to be registered includes an undetermined number of shares issuable upon conversion of or in respect of the Series E Convertible Preferred Stock and the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2) Calculated pursuant to Rule 457 (c), using the average of the high and low prices reported on November 10, 2000, solely for the purpose of calculating the Registration Fee

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.

PROSPECTUS NOT COMPLETE

          [Not Yet Issued]


                       19,568,940 Shares of Common Stock

                    AMERICAN TELESOURCE INTERNATIONAL, INC.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

     The selling stockholders identified on page 26 of this prospectus are offering these shares of common stock for resale. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

     Our common stock is traded on the American Stock Exchange under the symbol "AI". On November 10, 2000, the closing price of our common stock was $1.50 per share.

     The shares of common stock described in this prospectus are issuable upon the conversion of our Series E Preferred Stock and warrants that we sold to the selling stockholders in a private placement. If all of the shares of our Series E Preferred Stock were converted and all of the warrants exercised on November 10, 2000, these shares would have converted into or been exercised for 9,696,970 shares of our common stock.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

RELY ONLY UPON THIS PROSPECTUS............................   1
ATSI......................................................   1
RISK FACTORS..............................................   3
DESCRIPTION OF OUR CAPITAL STOCK..........................  17
USE OF PROCEEDS...........................................  25
COMMON STOCK ISSUED.......................................  25
SELLING STOCKHOLDERS......................................  26
PLAN OF DISTRIBUTION......................................  27
LEGAL MATTERS.............................................  29
EXPERTS...................................................  29
WHERE YOU CAN FIND MORE INFORMATION.......................  29

                          FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements." "Forward looking statements" are those statements, which describe management's beliefs and expectations about the future. We have identified forward-looking statements in this prospectus by using words such as "anticipate," "believe," "could," "estimate," "may," "could," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the Risk Factors section of this prospectus. Therefore, these types of statements may prove to be incorrect.

                         RELY ONLY ON THIS PROSPECTUS

     You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with different information. This prospectus may be used only in states and other jurisdictions where it is legal to sell the common stock. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any shares.

                                      ATSI

     American TeleSource International, Inc., or ATSI, is a communications company focusing on the market for wholesale and retail services between the United States and Latin America, and within Latin America. In 1993, we began assembling a framework of licenses, interconnection and service agreements, network facilities and distribution channels so that we would be in a position to take advantage of the de-monopolization of the Latin American telecommunications market, as well as the increasing demand for services in this market. Most of our current operations involve services between the U.S. and Mexico or within Mexico. We have some operations in Central America as well, and may expand our operations in the rest of Latin America as the regulatory environment permits.

     Our 70% - owned subsidiary, GlobalSCAPE, Inc., sells proprietary Internet productivity software, CuteFTP(R,) CuteHTML(R) , CuteZIP(TM), CuteMAP and CuteMX(TM). On September 12, 2000 we distributed approximately 30% of the stock of GlobalSCAPE to our stockholders of record on July 14, 2000.

     We have had operating losses for almost every quarter since we began operations in 1994. Our auditors' opinion on our financial statements as of July 31, 2000 calls attention to substantial doubt as to our ability to continue as a going concern. This means that they question whether we can continue in business. We have experienced difficulty in paying our vendors and lenders on time in the past, and may experience difficulty in the future. If we are unable to pay our vendors and lenders on time, they may stop providing critical services or repossess critical equipment that we need to stay in business. We do not know when we will achieve profitability, so to stay in business we will almost certainly have to borrow money or sell additional stock. We do not know if we will be able to borrow money or sell additional stock on terms we find acceptable.

  Our strategy for the future is to maximize the use of our current infrastructure between Mexico and the United States, while focusing on expanding our retail customer base in Mexico and the United States. We also want to expand our network infrastructure in Mexico to reduce costs. We want to increase the ratio of retail traffic vs. wholesale traffic because we believe that retail traffic is less volatile than wholesale traffic, and retail customers pay more for our services than wholesale customers. Retail traffic should therefore produce greater profit margins than wholesale traffic. Our defined retail target market will be Mexico's underserved and underdeveloped markets and Latino markets in the United States, where we plan to offer services that will function regardless of the user's location north or south of the U.S./Mexico border, such as enhanced prepaid calling services. Our marketing term for these types of services is "borderless."

  For the year ended July 31, 2000, the percentage of revenues generated by our wholesale, retail and Internet e-commerce business was 63%, 24% and 13%, respectively. Additional financial information can be found in our Form 10-K filed November 14, 2000 for the year ended July 31, 2000.

  In July 2000 we acquired Grupo Intelcom, S.A. de C.V., a Mexican company, which owns a long distance license issued by the Mexican government, for a total purchase price of approximately $4,176,000 consisting of $755,000 in cash, $500,000 in the form of a note and 400,000 shares of our common stock. We also issued 100,000 warrants exercisable at $6.00 for a period of three years to the principal owner of Grupo Intelcom.

  Prior to acquiring Grupo Intelcom and its long distance license we relied on other Mexican-licensed long distance carriers to transport our traffic between our facilities in Mexico and the local telephone company in Mexico. By obtaining our own long distance license, we will be able to connect directly to the local telephone company in Mexico. We expect this to reduce our costs significantly beginning in the first calendar quarter of 2001. This will also allow us to implement our retail strategy more effectively and efficiently.

  We have also signed a definitive agreement to acquire Genesis Communications International, Inc., a privately owned telecommunications company focusing on the Latino market in the United States. The acquisition of Genesis will allow us to expand our retail presence in the United States.

Potential Dilution

  As of November 10, 2000, we had 67,986,944 shares of common stock outstanding.

  The table below shows the potential dilution of our common stock resulting from the issuance of the shares of common stock that are included for resale in the registration statement of which this prospectus is a part. The table assumes a conversion price of $1.65 per share and the issuance of all 10,000 shares of Series E Preferred Stock. For more information on the calculation of the conversion price, you should read the information under "Our Capital Stock - Features of Series E Preferred Stock."

---------------------------------------------------------------------------------------
                                     # of shares issued at     % of total number
Name                                conversion  price of $         of shares
                                             1.65                 outstanding
---------------------------------------------------------------------------------------
Common stock resulting from
 conversion of Series E                            6,060,606                7.78%
 Preferred Stock
---------------------------------------------------------------------------------------
Common stock resulting from the
 exercise of warrants associated
 with the equity line of credit                      175,000     Less than 1%

---------------------------------------------------------------------------------------
Common stock resulting from the
 exercise of warrants associated
 with the Series E Preferred                       3,636,364                4.67%
 Stock
---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Total                                              9,871,970                12.68%
----------------------------------------------------------------------------------------


     Additionally, our Series A Preferred Stock converts to 1,754,517 shares of common stock and our Series D Preferred Stock converts to common stock at a discount to market. We do not know how many shares of common stock will be issued upon conversion of the Series D Preferred Stock. The Series D Preferred Stock is convertible into common stock based on a floating rate that is a
discount of the common stock price at the time of conversion.   The conversion
price for the Series D Preferred Stock as of November 10, 2000 was $1.25, which means that if the holder had converted all of its Series D Preferred Stock on that date we would have issued 2,409,639 shares of common stock. However, due to the fluctuating conversion rate, we do not know the number of shares of common stock that will be issued on conversion of the Series D Preferred Stock, and the number of shares may be materially higher or lower than this.

     We also have the right, but not the obligation, to issue up to 5 million shares of common stock under an equity line of credit at 92% of the market price of our common stock at the time of issuance. As of November 10, 2000, the total number of shares that would be issued upon full conversion of the Series A, D and E Preferred Stock and all outstanding options and warrants to purchase common stock, and if we issued the full 5.0 million shares of common stock under our equity line of credit would be 17,171,204 shares, which would represent approximately 20% of the total outstanding shares of common stock.

                                 RISK FACTORS

          The purchase of our common stock is very risky. You should not invest any money that you cannot afford to lose. Before you buy our stock, you should carefully read this entire prospectus. We have highlighted for you below all of the material risks to our business that we are aware of.

                          RISKS RELATED TO OPERATIONS

 .  Our auditors have questioned our viability

   Our auditors' opinion on our financial statements as of July 31, 2000 calls attention to substantial doubts as to our ability to continue as a going concern. This means that they question whether we can continue in business. If we cannot continue in business, our common stockholders would likely lose their entire investment. Our financial statements are prepared on the assumption that we will continue in business. They do not contain any adjustments to reflect the uncertainty over our continuing in business.

 . We expect to incur losses, so if we do not raise additional capital we may go out of business

   We have never been profitable and do not expect to become profitable in the near future. We have invested and will continue to invest significant amounts of money in our network and personnel in order to maintain and develop the infrastructure we need to compete in the markets for our services and achieve profitability. Our investment in our network may not generate the savings and revenues that we anticipate because of a variety of factors, such as:

          - delays in negotiating acceptable interconnection agreements with Telefonos de Mexico, the former monopoly carrier in Mexico;
          -  delays in construction of our network; and
          - operational delays caused by our inability to obtain additional financing in a timely fashion.

  In the past we have financed our operations almost exclusively through the private sales of securities. Since we are losing money, we must raise the money we need to continue operations and expand our network either by selling more securities or borrowing money. We are not able to sell additional securities or borrow money on terms as desirable as those available to profitable companies, and may not be able to raise money on any acceptable terms. If we are not able to raise additional money, we will not be able to implement our strategy for the future, and we will either have to scale back our operations or stop operations.

  As of July 31, 2000 we had negative working capital of approximately $5.3 million. In order to maintain our financial position going forward it will be necessary for us to raise funds necessary to cover our recurring negative cash flows from operations. We cannot estimate what that amount will be with reasonable certainty. For the twelve months ended July 31, 2000, our negative cash flows from operations prior to debt service and capital expenditures were approximately $4.7 million. Conservatively, we will need to be able to raise similar capital over the next nine to twelve months.

 . We must expand and operate our network.

  Our success and ability to increase our revenues depends upon our ability to deliver telecommunication services which, in turn, depends on our ability to integrate new and emerging technologies and equipment into our network and to successfully expand our network. Our ability to continue to expand, operate and develop our network will depend on, among other factors, our ability to accomplish the following:

          -  obtain switch sites;
          - interconnect with the local, public switched telephone network and/or other carriers; and
          - obtain access to or ownership of transmission facilities that link our switches to other network switches.

  When we expand our network, we will incur additional fixed operating costs that will exceed revenues until we generate additional traffic. We may not be able to expand our network in a cost effective manner, generate additional revenues which cover or exceed the expansion costs or operate the network efficiently.

  Our network and operations face risks that we cannot control, such as damages caused by fire, power loss and natural disasters. Any failure of our network or other systems our hardware could damage our reputation, result in loss of customers and harm our ability to obtain new customers.

 . It is difficult for us to compete with much larger companies such as AT&T, Sprint, MCI-Worldcom and Telmex

  The large carriers such as AT&T, Sprint and MCI/Worldcom in the U.S., and Telmex in Mexico, have more extensive owned networks than we do, which enables them to control costs more easily than we can. They are also able to take advantage of their large customer base to generate economies of scale, substantially lowering their per-call costs. Therefore, they are better able than we are to lower their prices as needed to retain customers. In addition, these companies have stronger name recognition and brand loyalty, as well as a broader portfolio of services, making it difficult for us to attract new customers. Our competitive strategy in the U.S. revolves around targeting markets that are largely underserved by the big carriers. However, some larger companies are beginning efforts or have announced that they plan to begin efforts to capture these markets.

  Mergers, acquisitions and joint ventures in our industry have created and may continue to create more large and well-positioned competitors. These mergers, acquisitions and joint ventures could increase competition and reduce the number of customers that purchase wholesale service from us.

 . Competition could harm us

  International telecommunications providers like ourselves compete on the basis of price, customer service, transmission quality and breadth of service offerings. Our carrier and prepaid card customers are especially price sensitive. Many of our larger competitors enjoy economies of scale that can result in lower termination and network costs. This could cause significant pricing pressures within the international communications industry. In recent years, prices for international and other telecommunications services have decreased as competition continues to increase in most of the markets in which we currently compete or intend to compete. For example, from October 1999 to October 2000, the prevailing price per minute to carry traffic from the U.S. to Mexico declined by approximately 41%. Although we carried more than twice as much wholesale traffic in fiscal year 2000 than in fiscal year 1999, we only recognized an increase in revenues of approximately 60%. If these pricing pressures continue, we must continue to lower our costs in order to maintain sufficient profits to continue in this market. We believe competition will intensify as new entrants increase as a result of the new competitive opportunities created by the Telecommunications Act of 1996, implementation by the Federal Communications Commission of the United States' commitment to the World Trade Organization, and privatization, deregulation and changes in legislation and regulation in many of our foreign target markets. We cannot assure you that we will be able to compete successfully in the future, or that such intense competition will not have a material adverse effect on our business, financial condition and results of operations.

 . Competition in Mexico

  Mexican regulatory authorities have granted concessions to 20 companies, including Telmex and Telereunion, to construct and operate public, long distance telecommunications networks in Mexico. Some of these new competitive entrants have as their partners major U.S. telecommunications providers including AT&T (Alestra), MCIWorldcom (Aventel) and Bell Atlantic Corp. (Iusatel). Mexican regulatory authorities have also granted concessions to provide local exchange services to several telecommunications providers, including Telmex and Telefonia Inalambrica del Norte S.A. de C.V., Megacable Comunicaciones de Mexico and several of Mexico's long distance concessionaires. We compete or will compete to provide services in Mexico with numerous other systems integration, value-added and voice and data services providers, some of which focus their efforts on the same customers we target. In addition to these competitors, recent and pending deregulation in Mexico may encourage new entrants.

  Moreover, while the WTO Agreement could create opportunities to enter new foreign markets, the United States' and other countries' implementation of the WTO Agreement could result in new competition from operators previously banned or limited from providing services in the United States. For example, the FCC granted the Sprint/Telmex joint venture authority, subject to various conditions, to enter the United States market and to provide resold international switched services between the United States and Mexico. This and other competitive developments could result in increased competition, which could materially and adversely effect our business, financial condition and results of operations.

 . Our Mexican facilities-based license poses risks

  Our Mexican concession is regulated by the Mexican government. The Mexican government could grant similar concessions to our competitors, or affect the value of our concessions. In addition, the Mexican government also has (1) authority to temporarily seize all assets related to the Mexican concession in the event of natural disaster, war, significant public disturbance and threats to internal peace and for other reasons of economic or public order and (2) the statutory right to expropriate any concession and claim all related assets for public interest reasons. Although Mexican law provides for compensation in connection with losses and damages related to temporary seizure or expropriation, we cannot assure you that the compensation will be adequate or timely.

  The Mexican concession contains several restraints. Specifically, it limits the scope and location of our Mexican network and has minimum invested capital requirements and specific debt to equity requirements. We cannot assure you that:

     -    we will be able to obtain financing to finish the Mexican network;
     - if we obtain financing it will be in a timely manner or on favorable terms; or
     -    we will be able to comply with the Mexican concession's conditions.

  If we fail to comply with the terms of the concession, the Mexican government may terminate it without compensation to us. A termination would prevent us from engaging in our proposed business.

 . Rapid changes in technology could place us at a competitive disadvantage

  The markets that we service are characterized by:

     -  rapidly changing technology;
     -  evolving industry standards;
     -  emerging competition; and
     -  the frequent introduction of new services, software and other products.

  Our success partially depends upon our ability to enhance existing products, software and services and to develop new products, software and services that meet changing customer requirements on a timely and cost-effective basis. We cannot assure you that we can successfully identify new opportunities and develop and bring new products, software and services to the market in a timely and cost effective manner. We also cannot assure you that the products, software, services or technologies that others develop will not render our products, software, services or technologies non-competitive or obsolete. Furthermore, there is no guarantee that products, software or service developments or enhancements we introduce will achieve or sustain market acceptance or that they will effectively address the compatibility and interoperability issues raised by technological changes or new industry standards.

 . We may not be able to collect large receivables, which could create serious cash flow problems

  Our wholesale network customers generate large receivable balances, often over $500,000 for a two-week period. We incur substantial direct costs to provide this service since we must pay our carriers in Mexico to terminate these calls. If a customer fails to pay a large balance on time, our cash flow may be substantially reduced and we would have difficulty paying our carriers in Mexico on time. If our Mexican carriers suspend services to us, it may affect all our customers.

 . We may not be able to pay our suppliers on time, causing them to discontinue critical services

  We have not always paid all of our suppliers on time due to temporary cash shortfalls. Our critical suppliers are SATMEX for satellite transmission capacity and Bestel for fiber optic cable. We also rely on various Mexican and U.S. long distance companies to complete the intra-Mexico and intra-U.S. long distance portion of our calls. For fiscal 2000, the monthly average amount due to these suppliers as a group was approximately $1,372,000. We currently have overdue outstanding balances with long distance carriers for fiscal 2000 of $300,000 on which we are making payments. Critical suppliers may discontinue service if we are not able to make payments on time in the future. In addition, equipment vendors may refuse to provide critical technical support for their products if they are not paid on time under the terms of support arrangements. Our ability to make payments on time depends on our ability to raise additional capital or improve our cash flow from operations.

 . We may not be able to make our debt payments on time or meet financial covenants in our loan agreements, causing our lenders to repossess critical equipment

  We purchased some of our significant equipment with borrowed money, including a substantial number of our payphones located in Mexico, our DMS 250/350 International gateway switch from Nortel, and packet-switching equipment from Network Equipment Technologies. We pay these three lenders approximately $171,165 on a monthly basis. Our Form 10-K, which is incorporated by reference in this prospectus, includes more information about our equipment, equipment debt and capital lease obligations. The lenders have a security interest in the equipment to secure repayment of the debt. This means that the lenders may take possession of the equipment and sell it to repay the debt if we do not make our payments on time. We have not always paid all of our equipment lenders on time due to temporary cash shortfalls. These lenders may exercise their right to take possession of certain critical equipment if we are not able to make payments on time in the future. Our ability to make our payments on time depends on our ability to raise additional capital or improve our cash flow from operations. We defaulted on our Nortel switch loan agreement as of the end of our fiscal year, July 31, 2000, by failing to meet financial covenants related to revenues, gross margins and EBITDA. The lender granted us a waiver of that default, but it appears likely that we will be in default of those financial covenants again at the end of the quarter ending October 31, 2000. This lender may not grant us a waiver of this expected default, meaning that the lender would have the right to repossess this equipment under the terms of the loan agreement. For more information on this expected default, you should see the Liquidity and Capital Resources section of our 10-K for the year ending July 31, 2000. For more information on our other loans and capital leases you should see the footnotes of our 10-K for the year ended July 31, 2000.

 . A large portion of our revenue is concentrated among a few customers, making us vulnerable to sudden revenue declines.

  Our revenues from wholesale services currently comprise about 63% of our total
  revenues.   The volume of business sent by each customer fluctuates, but this
  traffic is often heavily concentrated among three or four customers.   During
  some periods in the past, two of these customers have been responsible for 50% of this traffic. Generally, our wholesale customers are able to re-route their traffic to other carriers very quickly in response to price changes. If we are not able to continue to offer competitive prices, these customers will find some other supplier and we will lose a substantial portion of our revenue very quickly. In addition, mergers and acquisitions in our industry may reduce the already limited number of customers for our wholesale services.

 . We may not be able to lease transmission facilities we need at cost-effective rates

  We do not own all of the transmission facilities we need to complete calls. Therefore, we depend on contractual arrangements with other telecommunications companies to complete our network. For example, although we own the switching and transport equipment needed to receive and transmit calls via satellite and fiber optic lines, we do not own a satellite or any fiber optic lines and must therefore lease transmission capacity from other companies. We may not be able to lease facilities at cost-effective rates in the future or enter into contractual arrangements necessary to expand our network or improve our network as necessary to keep up with technological change.

 . The carriers on whom we rely for intra-Mexico long distance may not stay in business leaving us fewer and more expensive options to complete calls

  There are only 21-licensed Mexican long distance companies, and we currently have agreements with four of them. One of these, Avantel, S.A. de C.V. has said publicly that it may not continue in the business because of its difficulty in achieving a desired profit margin. If the number of carriers who provide intra-Mexico long distance is reduced, we will have fewer route choices and may have to pay more for this service.

 . We may have service interruptions and problems with the quality of transmission, causing us to lose call volume and customers

  To retain and attract customers, we must keep our network operational 24 hours per day, 365 days per year. We have experienced service interruptions and other problems that affect the quality of voice and data transmission. We may experience more serious problems. In addition to the normal risks that any telecommunications company faces (such as fire, flood, power failure, equipment failure), we may have a serious problem if a meteor or space debris strikes the satellite that transmits our traffic, or a volcanic eruption or earthquake interferes with our operations in Mexico City. If a portion of our network is affected by such an event, a significant amount of time could pass before we could re-route traffic from one portion of our network to the other, and there may not be sufficient capacity on only one portion of the network to carry all of our traffic at any given time.

  To stay competitive, we will attempt to integrate the latest technologies into our network. We are currently implementing "packet switching" transport capabilities such as Asynchronous Transfer Mode and we will continue to explore new technologies as they are developed. Our 10-K describes these technologies. The risk of network problems increases during periods of expansion and transition to new technologies.

 . Changes in telecommunications regulations may harm our competitive position

  Historically, telecommunications in the U.S. and Mexico have been closely regulated under a monopoly system. As a result of the Telecommunications Act of 1996 in the U.S. and new Mexican laws enacted in the 1990's, the telecommunications industry in the U.S. and Mexico are in the process of a
  revolutionary change to a fully competitive system.   U.S. and Mexican
  regulations governing competition are evolving as the market evolves. For example, FCC regulations now permit the regional Bell operating companies (former local telephone monopolies such as Southwestern Bell) to enter the long distance market if certain conditions are met. The entry of these formidable competitors into the long distance market will make it more difficult for us to establish a retail customer base. There may be significant regulatory changes that we cannot even predict at this time. We cannot be sure that the governments of the U.S. and Mexico will even continue to support a migration toward a competitive telecommunications market.

 . Regulators may challenge our compliance with laws and regulations causing us considerable expense and possibly leading to a temporary or permanent shut down of some operations

  Government enforcement and interpretation of the telecommunications laws and licenses is unpredictable and is often based on informal views of government officials and ministries. This is particularly true in Mexico and certain of our target Latin American markets, where government officials and ministries may be subject to influence by the former telecommunications monopoly, such as Telmex. This means that our compliance with the laws may be challenged. It could be very expensive to defend this type of challenge and we might not win. If we were found to have violated the laws that govern our business, we could be fined or denied the right to offer services.


 . Our operations may be affected by political changes in Mexico and other Latin
  American countries

  The majority of our foreign operations are in Mexico. The political and economic climate in Mexico is more uncertain than in the United States and unfavorable changes could have a direct impact on our operations in Mexico. The Mexican government exercises significant influence over many aspects of the Mexican economy. For example, a newly elected set of government officials could decide to quickly reverse the deregulation of the Mexican telecommunications industry economy and take steps such as seizing our property, revoking our licenses, or modifying our contracts with Mexican suppliers. A period of poor economic performance could reduce the demand for our services in Mexico. There might be trade disputes between the United States and Mexico that result in trade barriers such as additional taxes on our services. The Mexican government might also decide to restrict the conversion of pesos into dollars or restrict the transfer of dollars out of Mexico. These types of changes, whether they occur or are only threatened, could have a material adverse effect on our results of operations and would also make it more difficult for us to obtain financing in the United States.

 . If the value of the Mexican Peso declines relative to the Dollar, we will have decreased earnings as stated Dollars

  Approximately 20% of ATSI's revenue is collected in Mexican Pesos. If the value of the Peso relative to the Dollar declines, that is, if Pesos are convertible into fewer Dollars, then our earnings, which are stated in dollars, will decline. We do not engage in any type of hedging transactions to minimize this risk and do not intend to do so.

 .  We may not successfully integrate the operations of Genesis

  If we are unable to integrate the operations of Genesis Communications International, Inc. upon completion of the acquisition, it may adversely affect our future operations, specifically, the shift towards and implementation of our retail strategy.

                          RISKS RELATED TO FINANCING

 . The terms of our preferred stock include disincentives to a merger or other change of control, which could discourage a transaction that would otherwise be in the interest of our stockholders.

  In the event of a change of control of ATSI, the terms of the Series D and E Preferred Stock permit the holder to choose either to receive whatever cash or stock the common stockholders receive in the change of control transaction as if the Series D and E Preferred Stock had been converted, or to require us to redeem the Series D and E Preferred Stock at $1,560 and $1,250 per share, respectively. If all 3,000 and 10,000 shares of the Series D and E Preferred Stock were outstanding at the time of a change of control, this could result in a payment to the holders of $4,680,000 and $12,500,000, respectively. The possibility that we might have to pay this large amount of cash would make it more difficult for us to agree to a merger or other opportunity that might arise even though it would otherwise be in the best interest of the stockholders.

 . We may have to redeem the Series D and Series E Preferred Stock for a substantial amount of cash, which would severely restrict the amount of cash available for our operations.

  The terms of the Series D Preferred Stock require us to redeem the stock for cash in two circumstances in addition to the change of control situation described in the immediately preceding risk factor.

  First, the terms of the Series D Preferred Stock prohibit the holder from acquiring more than 11,509,944 shares of our common stock, which is 20% of the amount of shares of common stock outstanding at the time we issued the Series D Preferred Stock. The terms of the Series D Preferred Stock also prohibit the holder from holding more than 5% of our common stock at any given time. Due to the floating conversion rate, the number of shares of common stock that may be issued on the conversion of the Series D Preferred Stock increases as the price of our common stock decreases, so we do not know the actual number of shares of common stock that the Series D Preferred Stock will be convertible into. On the second anniversary of the issuance of the Series D Preferred Stock we are required to convert all remaining unconverted Series D Preferred Stock. If this conversion would cause the holder to exceed either of these limits, then we must redeem the excess shares of Series D Preferred Stock for cash equal to $1,270 per share, plus accrued but unpaid dividends.

  Second, if we refuse to honor a conversion notice or a third party challenges our right to honor a conversion notice by filing a lawsuit, the holder may require us to redeem any shares it then holds for $1,270 per share. If all 3,000 shares were outstanding at the time of a redemption, this would result in a cash payment of $3,810,000 plus accrued and unpaid dividends. If we were required to make a cash payment of this size, it would severely restrict our ability to fund our operations.

  Similarly, the Series E Preferred Stock requires mandatory redemption if (a) we fail to: issue shares of common stock upon conversion, remove legends on certificates representing shares of common stock issued upon conversion or to fulfill certain covenants set forth in the Securities Purchase Agreement between ATSI and the holders of the Series E Preferred Stock; (b) We fail to obtain effectiveness of the registration statement covering the shares of common stock to be issued upon the conversion of the Series E Preferred Stock prior to March 11, 2001; (c) certain bankruptcy and similar events occur; (d) we fail to maintain the listing of the common stock on the Nasdaq National Market, the Nasdaq Small Cap Market, the AMEX or the NYSE; or (e) our long distance concession license from the Republic of Mexico is terminated or limited in scope by any regulatory authorities. The Redemption Price equals the greater of (x) 125% of the stated value ($1,000) plus 6% per annum of the stated value plus any conversion default payments due and owing by ATSI and
  (y) the product of (i) the highest number of shares of common stock issuable upon conversion times (ii) the highest closing price for the common stock during the period beginning on the date of first occurrence of the mandatory redemption event and ending one day prior to the date of redemption minus the amount of money we receive upon the exercise of the investment options provided in the Series E Preferred Stock which, upon conversion allows the holders to purchase an additional 0.8 share of ATSI common stock for each share of ATSI common stock received upon conversion.

 . We may redeem our preferred stock only under certain circumstances, and redemption requires us to pay a significant amount of cash and issue additional warrants; therefore we are limited as to what steps we may take to prevent further dilution to the common stock if we find alternative forms of financing

  We may redeem the Series A Preferred Stock only after the first anniversary of the issue date, and only if the market price for our common stock is 200% or more of conversion price for the Series A Preferred Stock. The redemption price for the Series A stock is $100 per share plus accrued and unpaid dividends. We may redeem the Series D Preferred Stock only if the price of our common stock falls below $9.00, the price on the date of closing the Series D Preferred Stock. The redemption price is $1,270 per share, plus accrued but unpaid dividends, plus an additional warrant for the purchase of 150,000 shares of common stock. Subject to certain conditions, we have the right to redeem the Series E Preferred Stock if, at any time after October 11, 2001, on any trading day and for a period of 20 consecutive trading days prior thereto, the closing bid price is less than $1.24. In the event that we are able to find replacement financing that does not require dilution of the common stock, these restrictions would make it difficult for us to "refinance" the preferred stock and prevent dilution to the common stock.

                 RISKS RELATING TO MARKET FOR OUR COMMON STOCK

 . The price of our common stock has been volatile and could continue to fluctuate substantially

   Our common stock is traded on the AMEX. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

     - announcements of new products or technologies innovations by us or others;
     -  variations in our results of operations;
     -  the gain or loss of significant customers;
     -  the timing of acquisitions of businesses or technology licenses;
     -  legislative or regulatory changes;
     -  general trends in the industry;
     -  market conditions; and
     -  analysts' estimates and other events in our industry.

 . Future sales of our common stock in the public market could lower our stock price.

   Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings. As of November 10, 2000, we had 67,986,944 shares of common stock outstanding, of which our affiliates held approximately 7,000,000 shares, and 2,091,056 shares issuable upon exercise of outstanding options and warrants, of which approximately 1,113,000 were held by affiliates. In addition, we had 19,582,203 shares reserved for issuance upon conversion of our outstanding Series A, D and E Preferred Stock (subject to adjustment). The shares held by our affiliates are "restricted shares" and, accordingly, may not be sold publicly except in compliance with Rule 144. The remaining outstanding shares of our common stock and the shares issuable upon conversion of our preferred stock and exercise of warrants are freely tradable. In addition, we may issue a significant number of additional shares of common stock as consideration for acquisitions or other investments as well as for working capital. For example, we have agreed to issue approximately 9.6 million shares of our common stock in connection with our acquisition of Genesis. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

 . We will likely continue to issue common stock or securities convertible into common stock to raise funds we need, which will further dilute your ownership of ATSI and may put additional downward pricing pressure on the common stock

   Since we continue to operate at a loss, we will continue to need additional funds to stay in business. At this time, we are not likely to be able to borrow enough money to continue operations on terms we find acceptable so we expect to have to sell more shares of common stock or more securities convertible in common stock. Convertible securities will likely have similar features to our existing preferred stock, including conversion at a discount to market. The sale of additional securities will further dilute your ownership of ATSI and put additional downward pricing pressure on the stock. From January 1, 1999 to November 10, 2000, we issued 29,793,437 new shares of common stock on a fully diluted basis, which represents approximately 33% of our fully diluted outstanding common stock. The fully diluted outstanding common stock includes an assumed number of shares of common stock that have not yet been issued, but are issuable upon conversion of convertible preferred stock, warrants and stock options. Our convertible preferred stock has a conversion price that floats with the market price of our common stock. We calculated the number of shares included in this amount by using an assumed conversion price based on our market price as of November 10, 2000. The actual number of shares that may be issued may be materially higher or lower. For more information on dilution, please see page 19.

 . We have signed an agreement for a private equity line of credit, which could further dilute your ownership of ATSI.

   We signed an agreement on April 10, 2000 with an investor under which we may require the investor to purchase up to 5 million shares of common stock over an eighteen month period at 92% of the market price for our common stock at the time of purchase. We are not required to use this credit line facility, but if we do use this facility, we must issue to the investor warrants for 1,500 shares of common stock for every $100,000 that is invested at an exercise price of 120% of the average of the five closing sale prices preceding the date of the investment, and an additional 1,000 warrants per 100,000 invested as a finder's fee on the same terms. The sale of additional securities would further dilute your ownership of ATSI and put additional downward pricing pressure on the stock.

 . The potential dilution of your ownership of ATSI will increase as our stock price goes down, since our preferred stock is convertible at a floating rate that is a discount to the market price.

   Our Series A, D and E Preferred Stock is convertible into common stock based on a conversion price that is a discount to the market price for ATSI's common stock. The conversion price for the Series A Preferred Stock is reset each year on the anniversary of the issuance of the stock, and the conversion price for the Series D and Series E Preferred Stock floats with the market on a day-to-day basis. For each series, the number of shares of common stock that will be issued on conversion increases as the price of our common stock decreases. Therefore, as our stock price falls, the potential dilution to the common stock increases, and the amount of pricing pressure on the stock resulting from the entry of the new common stock into the market increases.

 . Sales of common stock by the preferred holders may cause the stock price to decrease, allowing the preferred stock holders to convert their preferred stock into even greater amounts of common stock, the sales of which would further depress the stock price.

   The terms of the preferred stock may amplify a decline in the price of our common stock since sales of the common stock by the preferred holders may cause the stock price to fall, allowing them to convert into even more shares of common stock, the sales of which would further depress the stock price.

 . The potential dilution of your ownership of ATSI resulting from our Series D and Series E Preferred Stock will increase if we sell additional common stock for less than the conversion price applicable to the Series D and Series E Preferred Stock.

   The terms of the Series D and Series E Preferred Stock require us to adjust the conversion price if we sell common stock or securities convertible into common stock at a greater discount to market than that provided for the Series D Preferred Stock and at less than the lower of the market price or the conversion price with respect to the Series E Preferred Stock. Therefore, if we sell common stock or securities convertible into common stock in the future on more favorable terms than the discounted terms, we will have to issue even more shares of common stock to the holders than initially agreed on.

 .  The issuance of our convertible preferred stock may violate the rules of The
   American Stock Exchange, which could result in the delisting of our common stock causing us to be traded as an on over-the-counter bulletin board stock which could negatively impact our stock price and our ability to raise additional capital.

   The rules of The American Stock Exchange, or the AMEX, require that the voting rights of existing stockholders may not be disparately reduced or restricted through any corporate action or issuance. The AMEX has stated in its interpretive materials relating to the exchange rules that floating priced convertible securities that vote on an as converted basis, such as our Series A Preferred Stock, raise voting rights concerns because of the possibility that, due to a decline in the price of the underlying common stock the preferred stock holder will having voting rights disproportionate to its investment in our company. These interpretive materials also indicate that the AMEX may view the issuance of floating rate convertible securities, such as our Series A, D or E Preferred Stock as a violation of their rule against engaging in operations which are contrary to the public interest since the returns on securities of this type may become excessive compared with those of public investors in our common stock.

   Should we be delisted from the AMEX, it would be necessary for us to trade as an over-the-counter bulletin board stock. It is likely that the act of being delisted would depress our stock price allowing preferred stock holders to convert their preferred stock into greater amounts of common stock, the sale of which could further depress our stock price. Additionally, it is likely that it may be more difficult for us to raise additional capital on favorable terms if we were no longer listed on a national exchange.

   We expect to issue additional shares of common stock to pay dividends on the preferred stock, further diluting your ownership of ATSI and putting additional downward pricing pressure on the common stock.

   The Series A Preferred Stock requires quarterly dividends of 10% per annum, and the Series D Preferred Stock requires quarterly dividends of 6% per annum. We have the option of paying these dividends in shares of common stock instead of cash and we expect to use that option. The number of shares of common stock that are required to pay the dividends is calculated based on the same floating conversion price applicable to the conversion of the preferred stock, so the lower our common stock price, the more shares of common stock it takes to pay the dividends. The issuance of these additional shares of common stock will further dilute your ownership of ATSI and put additional downward pricing pressure on the common stock. The amount of dividends accrued as of October 31, 2000 is approximately $146,000 on Series A Preferred Stock, and approximately $135,000 on the Series D Preferred Stock.

 . We have agreed to issue additional shares as consideration for the purchase of Genesis Communications International, Inc.

   We will have to issue up to an additional 9.6 million shares upon the closing of this transaction. The entry of these shares will put further market pressure on the price of common stock.

   You will almost certainly not receive any cash dividends on the common stock in the foreseeable future.

   Sometimes investors buy common stock of companies with the goal of generating periodic income in the form of dividends. You may receive dividends from time to time on stock you own in other companies. We have no plan to pay dividends in the near future.

 . If the price of common stock falls to a low price for a substantial period of time, the AMEX may delist our common stock

   The AMEX has in the past delisted stock that fell below $4 per share for an extended period of time. If our common stock falls to this level and is delisted, trading in our common stock would be conducted in the over-the-counter market on the electronic bulletin board or in the pink sheets administered by the NASD. This would likely adversely affect the liquidity of the common stock because it would be more difficult for stockholders to obtain accurate stock quotations. In addition, if our stock were not traded on a national exchange, sales of our stock would likely be subject to the SEC's penny stock rules which generally create a delay between the time that a stockholder decides to sell shares and the time that the sale may be completed.

 . The partial distribution of shares of our subsidiary GlobalSCAPE will tend to decrease the price of our common stock

   On September 14, 2000 we completed a partial distribution of GlobalSCAPE to our stockholders. Completion of this transaction partially separates the value of GlobalSCAPE that was historically inherent in our stock price and may reduce the price of our stock price.

 . A delay or failure to complete a public offering may have a negative impact on us

   If we experience a delay or fail to complete a public offering we may inhibit GlobalSCAPE's ability to accelerate the implementation of their business plan. Additionally, a delay or failure to complete a public offering may adversely impact the influx of further capital into ATSI and/or GlobalSCAPE.

 . Our Certificate of Incorporation and Bylaws and Delaware law could make it less likely that our stockholders receive a premium for their shares in an unsolicited takeover attempt

   Certain provisions of our certificate of incorporation, our bylaws and the Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. Currently, those provisions include a classified board of directors, a prohibition on written consents in lieu of meetings of the stockholders and the authorization to issue up to 10,000,000 shares of preferred stock and up to 100,000,000 shares of common stock. Our board of directors has the power to issue any or all of these additional shares without stockholder approval, subject to the rules of the AMEX that require stockholder approval of the issuance of common stock or securities convertible into common stock equal to or in excess of 20.0% of the number of shares of common stock or the voting power outstanding before the issuance. The preferred shares can be issued with such rights, preferences and limitations as may be determined by the board. The rights of the holders of common stock will be subject to, and may be adversely affected by, the commitments or contracts to issue any additional shares of common stock or any shares of preferred stock. Authorized and unissued preferred stock and common stock could delay, discourage, hinder or preclude our unsolicited acquisition, could make it less likely that the stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of, and the voting and other rights of, the holders of outstanding shares of common stock.

                       DESCRIPTION OF ATSI CAPITAL STOCK

     As of November 10, 2000, the authorized and outstanding capital stock of ATSI consisted of 100,000,000 shares of ATSI common stock, of which 67,986,944 shares were issued and outstanding, and 10,000,000 shares of preferred stock of which 50,000 shares have been designated as Series A Preferred Stock, of which 17,703 were issued and outstanding, 2,000 shares have been designated as Series B Preferred Stock, of which no shares were issued and outstanding, 500 have been designated as Series C Cumulative Convertible Preferred Stock, of which no shares are issued and outstanding, 3,000 shares have been designated as Series D Preferred Stock, all of which are issued and outstanding and 15,000 shares of Series E Cumulative Convertible Preferred Stock, of which 2,500 were issued and outstanding. At November 10, 2000, the total number of shares and issuable upon conversion of the Series A, Series D and Series E Preferred Stock, and ATSI's private equity line of credit was approximately 24.6 million shares of common stock. ATSI also has an aggregate of 1,540,136 warrants outstanding with an average exercise price of $1.95 per share and options to purchase 1,460,011 shares of common stock outstanding at an average exercise price of $1.12 per share.

     The following description provides a summary of the material rights and limitations relating to ownership of ATSI's common stock.

Common Stock

     Subject to the rights of holders of preferred stock then outstanding, holders of common stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of ATSI. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock represented at a meeting can select all of the directors. In addition, super majority voting requirements apply in respect of certain stockholder actions. Holders of common stock have no preemptive rights to subscribe for any additional securities that ATSI may issue and there are no redemption provisions or sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by ATSI. All shares of common stock are legally issued, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of ATSI, holders of the common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment to all creditors of ATSI, subject to the rights, if any, of the holders of any outstanding shares of preferred stock.

Preferred Stock

     Pursuant to the ATSI Certificate of Incorporation, the Board of Directors of ATSI is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock from time to time in one or more Series and to establish the number of shares to be included in each such Series and to fix the designation, powers, preferences and relative, participating, optional and other special rights of the shares of each such Series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has such power to establish the powers, preferences and rights of each Series, it may afford the holders of preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

     There are currently three Series of preferred stock outstanding: Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. The descriptions of the features of the Series A, Series D and Series E Preferred Stock set forth below are summaries only and are qualified by ATSI's Certificate of Incorporation, copies of which are available from ATSI.

Features of Series E Preferred Stock
------------------------------------

  You can find definitions of certain terms used in this description of the features of our Series E Preferred Stock under the subheading "Certain Definitions."

------------------------------------------------------------------------------
                           Series E
------------------------------------------------------------------------------
Shares Outstanding         2,500; an additional 7,500 shares to be issued at
                           2/nd/ Closing,
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                           subject to the satisfaction of certain conditions
                           outside of the investors's control. The Company is
                           registering common stock for both closings.
------------------------------------------------------------------------------
Amount Paid Per Share      $1,000
------------------------------------------------------------------------------
Dividends                  None
------------------------------------------------------------------------------
Liquidation Preference     Prior to common stock, shares ratably with Series
                           A and D Preferred Stock; liquidation payment of
                           $1,000 per share outstanding plus 6% per annum.
------------------------------------------------------------------------------
Voting Rights              None, except as required by Delaware law.
------------------------------------------------------------------------------
Conversion Price           Lesser of the Market Price and the Fixed
                           Conversion Price but the Conversion Price shall
                           not be less than the Floor Price.
------------------------------------------------------------------------------
Conversion Time            By the Holders: At any time and from time to time;
                           provided, however, that, subject to certain exceptions, prior to the date which is the later of (a) February 11, 2001 and (b) the date this registration statement (of which this prospectus is a part) is declared effective, the holders may not convert at a price less than $1.24.

                           By ATSI: Subject to certain exceptions, at any
                           time after October 11, 2001.
------------------------------------------------------------------------------
Adjustments to             The conversion price is subject to adjustment for
 Conversion Price          stock  splits, stock dividends and similar events.
                           In addition, if ATSI sells common stock or
                           securities convertible into or exchangeable for
                           common stock at a price less than the conversion
                           price in effect, the conversion price will be
                           adjusted on a weighted average basis.
------------------------------------------------------------------------------
Change of Control of ATSI  Holder may convert to whatever type of security the common stockholders received in the change of
                           control transaction.
------------------------------------------------------------------------------
Mandatory Redemption       Holder may elect redemption at the greater of (i)
                           $1,250 per share plus 6% per annum plus all
                           default payments and liquidated damages, if any,
                           and (ii) the Parity Value if: ATSI refuses to:
                           honor conversion notice, ATSI fails to obtain an
                           effective registration statement prior to March
                           11, 2001, if bankruptcy proceedings are initiated
                           against ATSI, if the Mexican government limits or
                           terminates the scope of  ATSI's concession or if
                           ATSI fails to maintain a listing on NASDAQ, NYSE
                           or AMEX.
------------------------------------------------------------------------------
Optional Redemption        Subject to certain conditions, at ATSI's option if
                           closing bid price is below $1.3125 and has been
                           for the 20 preceding trading days, at a price
                           equal to $1,150 per share plus 6% per annum plus
                           all default payments and liquidated damages, if
                           any.
------------------------------------------------------------------------------
Liquidated Damages for     If (i) the Registration Statement is not declared
Failure to Meet            effective by February 11, 2001, (ii) sales of the
Registration               ATSI common stock
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Registration               cannot be made pursuant to this registration
                           statement (of which this prospectus is a part) after
                           it is declared effective or (iii) the common stock is
                           not traded on the Nasdaq National Market, the Nasdaq
                           Small Cap Market, the NYSE or the AMEX, ATSI shall
                           pay to each holder an amount equal to $1,000 times
                           .03 times the sum of the number of months that any of
                           the conditions specified above exists.
------------------------------------------------------------------------------
Investment Option          On any conversion date relating to a conversion of
                           the Series E Preferred Stock, the holder has the
                           option to purchase eight tenths (.80) of one
                           additional share of common stock for every share
                           of common stock issuable upon conversion, at an
                           exercise price equal to the conversion price then
                           in effect.
------------------------------------------------------------------------------
Other                      No issuances of common stock that would cause the
                           holder to own more than 4.9% of ATSI's total common stock at any given time;

                           Total issuances of common stock during term of Series E not to exceed 13,590,590 (19.99% of ATSI's total shares outstanding at closing date), without prior stockholder approval;

                           Ten day right of first refusal on issuance of common stock, warrants for common stock, or securities convertible into common stock except for issuance in a firm commitment underwritten public offering, issuances in connection with a merger or acquisition or upon conversion or exercise of outstanding options, warrants or other convertible securities. For issuances under
                           ATSI's equity line of credit, the right of first refusal is for 15 trading days.
------------------------------------------------------------------------------

  Certain Definitions.

"Fixed Conversion Price" means $ 1.65 per share; provided, however, that if the Reset Price is lower than the Fixed Conversion Price on the Reset Date, then the Fixed Conversion Price will be the Reset Price but if ATSI issues or sells
                                               ---
equity securities under its equity line of credit, the Fixed Conversion Price will be the lowest of (i) the Fixed Conversion Price otherwise in effect, (ii) the price at which common stock is issued under the equity line or (iii) the average closing bid price for the common stock during the 10 consecutive trading days prior to the issuance under the Equity Line.

"Floor Price" means $ 1.24 per share but if the closing bid price of the common stock is less than $1.24 per share for any 10 trading days during any 20 consecutive trading day period, then the Floor Price will be eliminated.

"Market Price" means the average of the 5 lowest closing bid prices during the 10 consecutive trading dates before the date of a notice of conversion.

"Parity Value" means (i) the product of (x) the highest number of shares of common stock issuable upon conversion of the Series E Preferred Stock times (y) the highest closing price for the common stock during the period from the date that a mandatory redemption event first occurred and ending on the day prior to the date of the mandatory redemption minus (ii) the aggregate exercise price payable upon full exercise of investment option described above.

"Reset Price" means the average of the closing bid prices for the lowest 5 consecutive trading days during the 20 consecutive trading day period ending on the Reset Date.

"Reset Date" means the date which is the later of (i) February 11, 2001 and (ii) the date the Registration Statement is declared effective by the SEC.

Features of Series A Preferred Stock
------------------------------------

------------------------------------------------------------------------------
                           Series A
------------------------------------------------------------------------------
Shares Outstanding         17,703
------------------------------------------------------------------------------
Amount Paid Per Share      $100
------------------------------------------------------------------------------
Dividends                  10% per annum payable quarterly in arrears
                           beginning June 1, 1999; payable in shares of ATSI common stock participate in distributions to common stock
                           holders as if preferred stock had been converted
                           into common stock on record date for distribution.
------------------------------------------------------------------------------
Dividend Preference        Prior to common stock, ratably with Series D
                           Preferred Stock.
------------------------------------------------------------------------------
Liquidation Preference     Prior to common stock, shares ratably with Series
                           D Preferred Stock; liquidation payment of $100 per
                           share outstanding plus accrued and unpaid
                           dividends.
------------------------------------------------------------------------------
Voting Rights              Votes as if conversion of outstanding shares
                           occurred on record date for vote; majority
                           approval required for significant corporate events
                           such as merger or sale.
------------------------------------------------------------------------------
Conversion Price           Average of closing sale prices for the 20 trading
                           days preceding issuance times $100 per share, plus
                           accrued and unpaid dividends; reset on each
                           anniversary date to greater of 75% of initial
                           conversion price or 75% of 20 day trading average
                           prior to anniversary date.
------------------------------------------------------------------------------
Conversion Time            From date of issuance to February 28, 2005;
                           mandatory conversion on February 28, 2005.
------------------------------------------------------------------------------
Adjustments to             As appropriate in event of stock split, reverse
 Conversion Price          stock split or stock dividend.
------------------------------------------------------------------------------
Change of Control of ATSI  no special provision
------------------------------------------------------------------------------
Mandatory Redemption       N/A
------------------------------------------------------------------------------
Optional Redemption        At ATSI's option after first anniversary of issue
                           date if
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                           market price of common stock is 200% or
                           more of conversion price, for $100 per share plus
                           accrued and unpaid dividends.
------------------------------------------------------------------------------
Trading/                   Restricted, common shares issued on conversion
Conversion Restrictions    restricted with exception of common shares
                           underlying 10,000 shares of Series A which ATSI has agreed to register.

------------------------------------------------------------------------------
Registration Rights        For 10,000 shares issued February 4, 2000
                           registration statement declared effective
                           September 8, 2000.
------------------------------------------------------------------------------
Liquidated Damages for     A total of $50,000  accrued prior to effectiveness
 Failure to Meet           on September 8, 2000.
 Registration Deadlines
------------------------------------------------------------------------------
Other                      N/A
------------------------------------------------------------------------------

Features of Series D Preferred Stock
------------------------------------------------------------------------------
                           Series D
------------------------------------------------------------------------------
Shares Outstanding         3,000
------------------------------------------------------------------------------
Amount Paid Per Share      $1,000
------------------------------------------------------------------------------
Dividends                  6% per annum payable quarterly in arrears,
                           beginning March 31, 2000; payable in cash or
                           registered shares of ATSI common stock, at ATSI's
                           election.
------------------------------------------------------------------------------
Dividend Preference        Prior to common stock, ratably with Series A
                           Preferred Stock.
------------------------------------------------------------------------------
Liquidation Preference     Prior to common stock, ratably with Series A
                           Preferred Stock; liquidation payment of $1,300 per
                           share outstanding plus accrued and unpaid
                           dividends.
------------------------------------------------------------------------------
Voting Rights              None, except as required by Delaware law.
------------------------------------------------------------------------------
Conversion Price           Lesser of $5.4375 or 83% of the average of the
                           lowest 5 closing bid prices for the common stock
                           during the 10 trading days prior to conversion.
------------------------------------------------------------------------------
Conversion Time            Any time after February 22, 2000, except for a
                           single 30 day lock out if common stock price falls
                           below $2.50; mandatory conversion of any remaining
                           shares on February 22, 2002.
------------------------------------------------------------------------------
Adjustments to             Upon notice of stock split,  dividend, or issuance
 Conversion Price          of additional shares at a discount to market,
                           holder may elect to convert based on average closing bid price during five or fewer trading days preceding conversion;

                           If common stock becomes ineligible for trading on OTCBB, AMEX or NASDAQ, conversion price adjusted to 65% of average of five lowest closing bid prices during ten trading days preceding conversion.

                           If ATSI issues common stock, common stock warrants or securities convertible into common stock at a lower price
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                           than conversion price for Series D Preferred Stock,
                           and agrees to register the common stock, holder's
                           conversion price is adjusted to lowest price for new
                           issuance.
-------------------------------------------------------------------------------
Change of Control of ATSI  holder may elect redemption at 120% of sum of
                           $1,300 per share and accrued and unpaid dividends,
                           or convert to whatever type of security the common
                           stockholders received in the change of control;.
------------------------------------------------------------------------------
Mandatory Redemption       Upon change of control of ATSI, holder may elect
                           redemption at 120% of sum of $1,300 per share and accrued and unpaid dividends, or convert to whatever type of security the common stockholders received in the change of control;

                           Holder may elect redemption at $1,270 per share
                           plus accrued and unpaid dividends if  ATSI refuses
                           to honor conversion notice or third party brings
                           suit challenging conversion.
------------------------------------------------------------------------------
Optional Redemption        At ATSI's option if price of common stock falls
                           below price at closing date, for $1,270 per share
                           plus accrued but unpaid dividends plus additional
                           warrant for 150,000 shares of common stock  (on
                           same terms as warrant issued to the holder on
                           February 22, 2000).
------------------------------------------------------------------------------
Trading/                   Restricted;  common shares issued on conversion to
Conversion Restrictions    be restricted until registration;

                           one time 30 day lock out if price of common stock
                           is $2.50 or less.
------------------------------------------------------------------------------
Registration Rights        Registration statement declared effective
                           September 8, 2000.
------------------------------------------------------------------------------
Liquidated Damages for     $300,000 accrued before effectiveness on September
 Failure to Meet           8, 2000.
 Registration Deadlines
------------------------------------------------------------------------------
Other                      Ten day right of first refusal on issuance of
                           common stock, warrants for common stock, or securities convertible into common stock for price less than then-current market price, or debt with interest greater than 9.9%.

                           No issuances of common stock that would cause holder to own more than 5% of ATSI's total common
                           stock at any given time;   if 5% limit would be
                           exceeded on mandatory conversion date ATSI may redeem excess shares or extend conversion date for one year.

                           Total issuances of common stock during term of Series D not to exceed 11,509,944 (20% of ATSI's total shares outstanding at closing date); ATSI must redeem any excess.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                           May not create new stock having liquidation
                           preference over Series D.
------------------------------------------------------------------------------


Provisions having possible anti-takeover effects

     The ATSI Certificate of Incorporation and the ATSI Bylaws contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of ATSI. The provisions are designed to reduce the vulnerability of ATSI to an unsolicited proposal for a takeover of ATSI that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ATSI. The provisions are also intended to discourage certain tactics that may be used in proxy contests. Set forth below is a description of such provisions in the ATSI Certificate and the ATSI Bylaws.

     Pursuant to the ATSI Certificate, directors, other than those, if any, elected by the holders of preferred stock, can be removed from office by the affirmative vote of the holders of preferred stock, owning 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock"). Vacancies on the Board of Directors may be filled by the remaining directors without stockholder approval.

     The ATSI Certificate provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of ATSI, with the other classes continuing for the remainder of their respective three-year term. The classification of the Board of Directors makes it more difficult to replace the Board of Directors as well as for another party to obtain control of ATSI by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of ATSI, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     The ATSI Certificate provides that except as otherwise provided for with respect to the rights of holders of preferred stock, no action that is required or permitted to be taken by the stockholders of ATSI at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders, unless the action by such written consent has been expressly approved in advance by the Board of Directors. This provision makes it difficult for stockholders to initiate or effect an action by written consent, and thereby effect an action opposed by the Board of Directors. The ATSI Certificate and ATSI Bylaws also provide that special meetings of stockholders may be called only by the President or a majority of the Board of Directors of ATSI. In addition, the ATSI Bylaws set forth an advance notice procedure with regard to business to be brought before an annual meeting of stockholders of ATSI.

  The ATSI Certificate further provides that the Board of Directors, by a majority vote, may adopt, alter, amend or repeal provisions of the ATSI Bylaws. However, stockholders may only adopt, alter, amend or repeal provisions of the ATSI Bylaws by a vote of 66 2/3% or more of the combined voting power of the then outstanding Voting Stock. In addition, the ATSI Certificate provides that whenever any vote of voting stock is required by law to amend, alter, repeal or rescind ("Change") any provision thereof, then, in addition to any affirmative vote required by law the affirmative vote of 66 2/3% or more of the combined voting power of the then outstanding shares of Voting Stock is required to Change certain provisions of the ATSI Certificate, including the provisions referred to above relating to interested stockholder transactions, the filling of vacancies on the Board of Directors, the removal of directors, the limitations on stockholders and the approval of amendments to the ATSI Bylaws.

                                USE OF PROCEEDS

     The selling stockholders will receive the proceeds from the shares of common stock. We will not receive any of the proceeds.

                              COMMON STOCK ISSUED


     The common stock offered by this prospectus has been or may be issued to the selling stockholders pursuant to the terms of the following securities:

  . up to 6,060,606 shares of common stock that may be issued upon the conversion of 2,500 shares of our Series E Preferred Stock issued to RGC International Investors, LDC on October 13, 2000 (the "First Closing") and the conversion of 7,500 shares of our Series E Preferred Stock to be issued to RGC International Investors, LDC (the "Second Closing"), based upon an initial conversion price of $1.65. The actual number of shares issued may be materially higher. You should read the material under "Our Capital
     Stock -Features of Series E Preferred Stock" for more information on how the conversion price is calculated.

  . 3,636,364 shares of common stock that may be issued upon the exercise of warrants issued to RGC International Investors, LDS at an exercise price of $1.72.

  . 75,000 shares of common stock that may be issued upon the exercise of warrants issued to Jesup & Lamont Securities Corporation at an exercise price of $7.17.

  . 100,000 shares of common stock that may be issued upon the exercise of warrants issued to Binkley LLC at an exercise price of $7.17.

     The terms of our various preferred stock issuances include many potentially adverse effects for us and our stockholders as described in the Risk Factors section of this prospectus. However, as described in our risk factor captioned, "If we do not raise additional capital, we may go out of business," we are not able to raise funds on terms as favorable as those available to profitable companies. At the time these issuances were made, we needed funds to continue operations and were not able to find financing on more favorable terms. Our Board of Directors believed it to be in the best interest of the stockholders to raise the funds needed to continue operations.

     You should carefully review this information and the discussion in the Risk Factors section describing the risks arising from the uncertainty regarding the number of shares that may be issued and the potential dilution to your ownership of our common stock.

                             SELLING STOCKHOLDERS

     The name of the selling stockholders, the amount of common stock owned is as of November 10, 2000, the maximum amount of common stock that may be offered under this registration statement (of which this prospectus is a part), and the percentage ownership in ATSI upon completion of the offering is shown in the table below.

--------------------------------------------------------------------------------------
                             Amount of
                              Common
                               Stock          Maximum        Amount of     % of Common
                            Beneficially      Amount of     Common Stock   Stock Owned
                            Owned as of        Common        Owned upon      upon
                            November 10,    Stock that may   completion    completion
Name                            2000          be Offered     of offering   of offering
--------------------------------------------------------------------------------------
Jesup & Lamont
Securities Corporation         75,000(1)       75,000 (1)              0             0%
--------------------------------------------------------------------------------------
Binkley LLC                   100,000(2)      100,000 (2)              0             0%
--------------------------------------------------------------------------------------
RGC International
Investors, LDC             19,393,940(3)   19,393,940 (3)              0             0%

--------------------------------------------------------------------------------------

  (1) The amount of shares listed in the table as the amount beneficially owned and the maximum amount of common stock that may be offered by Binkley LLC represent the number of shares that they may purchase upon the exercise of warrants issued as a finder's fee in connection with our equity line of credit.

  (2) The amount of shares listed in the table as the amount beneficially owned and the maximum amount of common stock that may be offered by Jesup & Lamont Securities Corporation represent the number of shares that they may purchase upon the exercise of warrants issued as a finder's fee in connection with our equity line of credit.

  (3) The number of shares set forth in the table for RGC International Investors represents an estimate of the number of shares of common stock to be offered by RGC International Investors. The actual number of shares of common stock issuable upon conversion of the Series E Preferred Stock and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time, including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the Series E Preferred Stock and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act. Under the terms of the Series E Preferred Stock, if the Series E Preferred Stock had been actually converted on November 10, 2000, the conversion price would have been $1.65, which is 120% of the closing bid price on October 12, 2000, at which price the Series E Preferred Stock would have been converted into approximately 6,060,606 shares of common stock. The warrants issued in connection with the Series E Preferred Stock are exercisable into 3,636,364 shares of common stock at an exercise price of $1.72.

  Under the terms of the Series E Preferred Stock and the related warrants, the shares of Series E Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of Series E Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for RGC International Investors exceeds the number of shares of common stock that RGC International Investors could own beneficially at any given time through their ownership of the Series E Preferred Stock and the warrants. In that regard, the beneficial ownership of the common stock by RGC International Investors set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

                             PLAN OF DISTRIBUTION

     The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions (which may involve block transactions):

     . on the American Stock Exchange or on such other market on which the common stock may from time to time be trading;

     .    in privately-negotiated transactions;

     .    through the writing of options on the shares;

     .    short sales; or

     .    any combination thereof.

     The sale price to the public may be:

     .    the market price prevailing at the time of sale;

     .    a price related to such prevailing market price;

     .    at negotiated prices; or

     . such other price as the selling stockholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

     The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities."

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby is being passed upon by Raymond G. Romero, San Antonio, Texas. Mr. Romero is ATSI's General Counsel and is an employee.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Reference is made to said reports, which include an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 2 to the financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The SEC public reference room in Washington D.C. is located at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the pubic reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
                                            -------------------

     Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and replace information previously filed, including information contained in this prospectus.

  We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

 .    Our Annual Report on Form 10-K for the year ended July 31, 2000;
 .    Our current report on Form 8-K dated October 19, 2000;
 .    Our wholly-owned subsidiary GlobalSCAPE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000

You may request a free copy of these filings by writing or telephoning us at the following address:

     American TeleSource International, Inc.
     Investor Relations
     6000 Northwest Parkway
     San Antonio, Texas 78249
     (210) 547-1000.

We will not send exhibits to these documents unless the exhibits are specifically incorporated by reference in this document.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the expenses (estimated except for the SEC registration fee) for the issuance and distribution of the securities being registered, all of which will be paid by ATSI:

     SEC Registration     $ 6,309.30
     Legal                $ 5,000.00
     Printing             $ 5,000.00
     Miscellaneous            500.00
                          ----------

            Total:        $16,809.30

ATSI will not pay commissions and discounts of underwriters, dealers or agents, if any, or any transfer taxes.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law, ATSI's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the DGCL and ATSI's Bylaws provide for indemnification of ATSI's directors and officers for certain liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of ATSI, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     ATSI has purchased insurance with respect to, among other things; the liabilities that may arise under the provisions referred to above. The directors and officers of ATSI are also insured against liabilities, including liabilities arising under the Securities act of 1933, as amended, which might be incurred by them in their capacities as directors and officers of ATSI and against which they are not indemnified by ATSI.

     In connection with this offering, RGC International Investors, LDC (or its assignees under a Registration Rights Agreement signed by ATSI and RGC International Investors, LDC) has agreed to indemnify ATSI, and its officers, directors and controlling persons, against any losses, claims, damages or liabilities to which they may become subject that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this prospectus or the Registration statement any omission or alleged omission to state in this prospectus or the Registration statement material fact required to be stated or necessary to make the statements in this prospectus or the Registration statement not misleading, to the extent that such statement or omission was made in reliance on the written information furnished to ATSI by RGC International Investors, LDC.

ITEM 16.   EXHIBITS.

4.1 Securities Purchase Agreement between American TeleSource International, Inc. (ATSI) and RGC International Investors, LDC dated October 11, 2000 (Exhibit 10.1 to Form 8-K filed on October 18, 2000)
4.2 Certificate of Designation, Preferences and Rights of 6% Series E Cumulative Convertible Preferred Stock (Exhibit 10.2 to Form 8-K filed on October 18, 2000)
4.3 Certificate of Correction of Certificate of Designation, Preferences and Rights of 6% Series E Cumulative Convertible Preferred Stock (Exhibit 10.3 to Form 8-K filed on October 18, 2000)
4.4 2nd Certificate of Correction of Certificate of Designation, Preferences and Rights of 6% Series E Cumulative Convertible Preferred Stock (Exhibit
     10.4 to Form 8-K filed on October 18, 2000)
4.5 Registration Rights Agreement between American TeleSource International, Inc. and RGC International Investors, LDC (Exhibit 10.5 to Form 8-K filed on October 18, 2000)
4.6 Securities Purchase Warrant between American TeleSource International, Inc. and RGC International Investors, LDC (Exhibit 10.6 to Form 8-K filed on October 18, 2000)
4.7 Securities Purchase Warrant between American TeleSource International, Inc. and Jesup and Lamont Securities Corporation (Exhibit to this Registration statement on Form S-3 filed November 15, 2000)
4.8 Securities Purchase Warrant between American TeleSource International, Inc. and Binkley LLC (Exhibit to this Registration Statement on Form S-3 filed November 15, 2000)
5.1 Opinion of Raymond G. Romero (Exhibit to this Registration statement on Form S-3 filed November 15, 2000)
23 Consent of Arthur Andersen LLP (Exhibit to this Registration statement on Form S-3 filed November 15, 2000)
24 Power of Attorney (included on signature page to the Registration statement)

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

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

     A. Undertakings Regarding Amendments to this Prospectus and the Registration statement

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" in the effective Registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the Registration statement.

     Provided, however, that the undertakings set forth in paragraphs (1)(A)(i) and (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by ATSI pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference. ATSI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of ATSI's Annual Report on Form 10-K pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration statement shall be deemed to be a new registration statement relating to the securities offered

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

therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking in Respect of Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of ATSI pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ATSI of expenses incurred or paid by a director, officer or controlling person of ATSI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas on the 15th day of November 2000.

                                   AMERICAN TELESOURCE INTERNATIONAL, INC.

                                   By: /s/  H. Douglas Saathoff
                                       ------------------------
                                       H. Douglas Saathoff
                                       Chief Financial Officer
                                       (Duly authorized officer)

                                       POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints H. Douglas Saathoff as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign this Registration statement and any amendments to this Registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting to said attorney in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In witness whereof, each of the undersigned has executed this Power of Attorney as of the date indicted.

     Pursuant to the requirements of the Securities Act of 1933, this Registration statement has been signed by the following persons in the capacities and on the date indicated.


/s/ Arthur L. Smith        Chairman of the Board of Directors  November 15, 2000
------------------------
Arthur L. Smith            Chief Executive Officer
                           Director
                           (Principal Executive Officer)

/s/ H. Douglas Saathoff    Chief Financial Officer             November 15, 2000
------------------------
H. Douglas Saathoff        Senior Executive Vice President
                           Treasurer
                           (Principal Accounting and Financial
                            Officer)

/s/Richard C. Benkendorf   Director                            November 15, 2000
------------------------
Richard C. Benkendorf

/s/Carlos K. Kauachi       Director                            November 15, 2000
------------------------
Carlos K. Kauachi

/s/ Murray R. Nye          Director                            November 15, 2000
------------------------
Murray R. Nye

/s/ Tomas Revesz           Director                            November 15, 2000
------------------------
Tomas Revesz

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